SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 526

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.






                 SUBJECT TO COMPLETION, DATED APRIL 6, 2001

  First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9
   First Trust U.S. Treasury Securities Portfolio, Short-Intermediate,
                                Series 10
                                 FT 526

FT 526 is a series of a unit investment trust, the FT Series. FT 526 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9 (the "Short-Term Trust") invests in a "laddered" portfolio of U.S. Treasury obligations ("Securities") designed to return approximately 20% of a Unit holder's principal in 2002, 40% in 2003 and 40% in 2004. First Trust U.S. Treasury Securities Portfolio, Short-Intermediate, Series 10 (the "Short-Intermediate Trust") invests in a laddered portfolio of U.S. Treasury obligations designed to return approximately 20% of a Unit holder's principal beginning in 2003 and continuing each year through 2007. Each Trust seeks to provide safety of capital and current monthly income.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             First Trust (R)

                             1-800-621-9533

              The date of this prospectus is April __, 2001

                       Table of Contents

Summary of Essential Information                           3
Fee Table                                                  4
Report of Independent Auditors                             5
Statements of Net Assets                                   6
Schedules of Investments                                   7
The FT Series                                              9
Portfolio                                                  9
Risk Factors                                              10
Public Offering                                           10
Distribution of Units                                     12
The Sponsor's Profits                                     13
The Secondary Market                                      13
How We Purchase Units                                     13
Expenses and Charges                                      13
Tax Status                                                14
Retirement Plans                                          15
Rights of Unit Holders                                    15
Distributions                                             16
Redeeming Your Units                                      17
Removing Securities from a Trust                          18
Amending or Terminating the Indenture                     18
Information on the Sponsor, Trustee and Evaluator         19
Other Information                                         20

                     Summary of Essential Information

                                 FT 526

    At the Opening of Business on the Initial Date of Deposit of the
                        Securities-April __, 2001

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   Securities Evaluation Services, Inc.


                                                                                    U.S. Treasury        U.S. Treasury
                                                                                    Securities Portfolio Securities Portfolio
                                                                                    Short-Term           Short-Intermediate
                                                                                    Series 9             Series 10
                                                                                    ____________         ____________
Initial Number of Units
Fractional Undivided Interest in the Trust per Unit                                 1/                   1/
Principal Amount (Par Value) of Securities per Unit (1)                             $ 10.000             $ 10.000
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                 $                    $
     Maximum Sales Charge of 1.5% of the Public Offering
          Price per Unit (   % of the net amount invested)                          $                    $
     Public Offering Price per Unit (3)                                             $                    $
Sponsor's Initial Repurchase Price per Unit (4)                                     $                    $
Redemption Price per Unit (based on aggregate underlying value of Securities) (4)   $                    $
Weighted Average Maturity of the Securities                                         2.63 years           4.03 years
First Settlement Date                                                               April __, 2001       April __, 2001
Mandatory Termination Date (5)                                                      December 31, 2004    March 30, 2007
Distributions (6):
     Estimated Net Annual Interest Income per Unit                                  $                    $
     Initial Distribution per Unit                                                  $                    $
     Estimated Regular Distribution per Unit                                        $                    $
Estimated Current Return (7)                                                           %                    %
Estimated Long-Term Return (7)                                                         %                    %
CUSIP Number                                                                        30266F 623           30266F 631
Security Code

Ticker Symbol


____________

(1) Because certain of the Securities will, in certain circumstances, be sold, redeemed or mature in accordance with their terms, the Unit value at the Mandatory Termination Date will not equal the Principal Amount (Par Value) of Securities per Unit stated above.

(2) Each Security is valued at its aggregate underlying value.
Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date your purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accrued interest on the Securities. After this date, a pro rata share of any accrued interest on the Securities will be included.

(4) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(5) See "Amending or Terminating the Indenture."

(6) Distributions will be paid on the last business day of each month ("Distribution Date") to Unit holders of record on the fifteenth day of such month ("Distribution Record Date"). The amount of the Estimated Regular Distributions per Unit was calculated on the basis of the Estimated Net Annual Interest Income per Unit less the estimated annual expenses and divided by twelve. The Initial Distribution per Unit differs from estimated regular distributions because it does not represent a full month period. Each Unit holder will receive the Initial Distribution per Unit on May 31, 2001. Estimated Regular Distributions per Unit will occur monthly, beginning on June 30, 2001. The actual distribution you receive will vary from that set forth above with changes in the Trust's fees and expenses and with the sale or redemption of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Principal Account will be made monthly if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Principal Account, if any, will be made in December of each year.

(7) Estimated Current Return is calculated by dividing Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Long-Term Return is calculated using a formula which (1) factors in the relative weightings of the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities; and (2) takes into account a compounding factor, the sales charge and expenses. There is no assurance that the Estimated Current and Long-Term Returns set forth above will be realized in the future because the various components used to calculate these figures, such as Trust expenses, market values and estimated retirements of the Securities, will change. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions. Estimated cash flows for the Trusts are available from the Sponsor upon request.

                            Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9 has a term of approximately three and one-half years and the First Trust U.S. Treasury Securities Portfolio, Short-Intermediate, Series 10 has a term of approximately six years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                          U.S. Treasury                       U.S. Treasury
                                                          Securities Portfolio                Securities Portfolio
                                                          Short-Term, Series 9                Short-Intermediate, Series 10
                                                                            Amount                              Amount
                                                                            per Unit                            per Unit
                                                                            ________                            ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Maximum sales charge imposed on purchase                  1.50%             $                 1.50%             $
                                                          ========          ========          ========          ========

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                %(a)            $                   %(a)            $
                                                          ========          ========          ========          ========

Estimated Annual Trust Operating Expenses(b)
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                    %(c)              $                 %(c)              $
Trustee's fee and other operating expenses                   %                                   %
                                                          ________          ________          ________          ________
   Total                                                     %              $                    %              $
                                                          ========          ========          ========          ========

                                 Example

This example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trusts for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trusts' operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                                1 Year     3 Years    5 Years
                                                                                _______    _______    _______
First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9            $          $          $
First Trust U.S. Treasury Securities Portfolio, Short-Intermediate, Series 10   $          $          $

The example will not differ if you hold rather than sell your Units at the end of each period.

_______________________

(a) You will bear all or a portion of the costs incurred in organizing the Trusts. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of each Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(b) With the exception of the evaluation fees, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(c) The Evaluator will receive a fee of $25 per daily evaluation. We have made an estimate of the number of Units we expect to create in order to determine the per Unit amount of the Evaluator's fee. To the extent our estimate differs from the actual Units created, the per Unit amount of the Evaluator fee will vary.

                       Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders

FT 526

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 526, comprising the First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9 and First Trust U.S. Treasury Securities Portfolio, Short-Intermediate, Series 10 (the "Trusts"), as of the opening of business on April __, 2001 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Chase Manhattan Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on April __, 2001, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 526, comprising the First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9 and First Trust U.S. Treasury Securities Portfolio, Short-Intermediate, Series 10, at the opening of business on April __, 2001
 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Chicago, Illinois
April __, 2001

                          Statements of Net Assets

                                 FT 526

At the Opening of Business on the Initial Date of Deposit-April __, 2001

                                                                                        U.S. Treasury   Securities Portfolio
                                                                                        Short-Term      Short-Intermediate
                                                                                        Series 9        Series 10
NET ASSETS
Investments in Securities represented by purchase contracts (1)(2)                      $               $
Accrued interest on underlying Securities (2)(3)
                                                                                        ________        ________

Less liability for reimbursement to Sponsor for organization costs (4)                   (   )           (   )
Less distributions payable (3)                                                           (   )           (   )
                                                                                        _________       _________
Net assets                                                                              $               $
                                                                                        =========       =========
Outstanding units

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                   $               $
Less maximum sales charge (5)                                                            (   )           (   )
Less estimated reimbursement to Sponsor for organization costs (4)                       (   )           (   )
                                                                                        _________       _________
Net assets                                                                              $               $
                                                                                        =========       =========

________________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $400,000 will be allocated between the two Trusts, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts, accrued interest to the Initial Date of Deposit and accrued interest from the Initial Date of Deposit to the expected dates of delivery of the Securities for each Trust in the dollar amounts set forth below:

                                                                        Aggregate        Accrued Interest   Accrued Interest
                                                                        Offering Price   of   to Initial    to Expected Dates
                                                                        Securities       Date of Deposit    of Delivery


First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9    $                $                  $
First Trust U.S. Treasury Securities Portfolio, Short-Intermediate,     $                $                  $
Series 10

(3) The Trustee will advance to the Trusts the amount of net interest accrued to the First Settlement Date which will be distributed to the Sponsor as Unit holder of record.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0200 per Unit per Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(5) The aggregate cost to investors in each Trust includes a maximum sales charge computed at the rate of 1.5% of the Public Offering Price
per Unit (equivalent to    % of the net amount invested), assuming no
reduction of sales charge as set forth under "Public Offering."

                          Schedule of Investments

  First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9
                                 FT 526

                    At the Opening of Business on the
        Initial Date of Deposit of the Securities-April __, 2001


Aggregate
Principal Amount of                                                                   Cost of Securities
U.S. Treasury Obligations (1)   Coupon Rate                Maturity                   to the Trust (2)
_________________               _____________              _______                    _________
$                                                                                     $








_________                                                                             _________
$                                                                                     $
=========                                                                             =========

__________

See "Notes to Schedules of Investments" on page 8.

                          Schedule of Investments

   First Trust U.S. Treasury Securities Portfolio, Short-Intermediate,
                                Series 10
                                 FT 526

                    At the Opening of Business on the
        Initial Date of Deposit of the Securities-April __, 2001

Aggregate
Principal Amount of                                                                   Cost of Securities
U.S. Treasury Obligations (1)   Coupon Rate                Maturity                   to the Trust (2)
_________________               _____________              _______                    _________
$                                                                                     $







_________                                                                             _________
$                                                                                     $
=========                                                                             =========

__________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on April __, 2001 and we expect that they will all settle on or prior to April __, 2001.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the aggregate offering price of the Securities on the business day before the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, certain shareholders of which are officers of the Sponsor. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                                            Cost of Securities  Profit
                                                                            to Sponsor          (Loss)
                                                                            ___________         ________
First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9          $                 $
First Trust U.S. Treasury Securities Portfolio, Short-Intermediate, Series
10

In addition, the aggregate bid price of the Securities on the business day before the Initial Date of Deposit and the annual interest
income per Trust were $    and $   , respectively, for the First Trust
U.S. Treasury Securities Portfolio, Short-Term, Series 9  and $    and $
  , respectively, for the First Trust U.S. Treasury Securities
Portfolio, Short-Intermediate, Series 10.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 526, consists of two separate portfolios set forth below:

- First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9

- First Trust U.S. Treasury Securities Portfolio, Short-Intermediate,
Series 10

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee, First Trust Advisors L.P. as Portfolio Supervisor and Securities Evaluation Services, Inc. as Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited U.S. Treasury obligations with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts, in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the actual percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with their creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities will mature or may periodically be redeemed or sold under certain circumstances, and the proceeds from these events will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in a Trust or vote the Securities. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolio

Objectives.

Each Trust's objective is to provide investors with safety of capital and current monthly income which is exempt from state and local income taxes. Each Trust invests in a portfolio of taxable, interest-bearing
U.S. Treasury obligations which are scheduled to mature on different dates. This structure is designed to return a specific amount of principal to investors after each maturity. Laddering the portfolios in this manner provides investors the ability to take advantage of changing market conditions and the potential to meet shorter-term investment goals.

The First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9 invests in a laddered portfolio of U.S. Treasury obligations with maturities ranging from 2002 to 2004. The Short-Term Trust is designed to return approximately 20% of your principal in 2002, 40% in 2003 and 40% in 2004.

The First Trust U.S. Treasury Securities Portfolio, Short-Intermediate, Series 10 invests in a laddered portfolio of U.S. Treasury obligations with maturities ranging from 2003 to 2007. The Short-Intermediate Trust is designed to return approximately 20% of your principal in 2003, 20% in 2004, 20% in 2005, 20% in 2006 and 20% in 2007.

The Securities in each Trust are direct obligations of the United States and are backed by its full faith and credit, although the Units of the Trusts are not so backed. U.S. Treasury obligations are not rated, but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies. Units of the Trusts, however, are not rated.

See "Risk Factors" for a discussion of the risks of investing in a Trust.

                      Risk Factors

Price Volatility. The Trusts invest in U.S. Treasury obligations. U.S. Treasury obligations are not affected by credit risk but are subject to changes in market value resulting from changes in interest rates. The value of the Securities will be adversely affected by decreases in bond prices and increases in interest rates, not only because increases in interest rates generally decrease values, but also because increased interest rates may indicate an economic slowdown.

Because the Trusts are not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Interest. There is no guarantee that the issuers of the Securities will be able to satisfy their interest payment obligations to the Trust over the life of the Trust.

U.S. Treasury Obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. Certain Securities in the Trusts may have been purchased on the Initial Date of Deposit at prices of less than their par value at maturity, indicating a market discount. Other Securities in the Trusts may have been purchased on the Initial Date of Deposit at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of bonds purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of bonds purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. However, premium bonds are more likely to be called or redeemed with declines in interest rates.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on the Securities. In addition, litigation regarding the Securities or the U.S. government may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Interest and Principal Accounts;

- Net interest accrued but unpaid on the Securities after the First Settlement Date to the date of settlement; and

-  The sales charge.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the offering prices of the Securities, changes in the value of the Interest and/or Principal Accounts and as interest on the Securities accrues.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for each Trust in "Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Accrued Interest.

Accrued interest represents unpaid interest on a bond from the last day it paid interest. Interest on the Securities generally is paid semi-annually, although a Trust accrues such interest daily. Because each Trust always has an amount of interest earned but not yet collected, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest included in your purchase price on the next distribution date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The maximum sales charge, which you will pay at the time of purchase, is
equal to 1.5% of the Public Offering Price (equivalent to    % of the
net amount invested).

Discounts for Certain Persons.

If you invest at least $250,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced, as follows:

If you Invest                               Your Maximum
per Trust                                   Sales Charge
(in thousands):*                            will be:
_________________                           ________________
$250 but less than $500                      1.45%
$500 but less than $1,000                    1.40%
$1,000 or more                               1.25%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. We will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales is the responsibility of the party making the sale.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive

"wrap fee" or similar charge is imposed, may purchase Units at the Public Offering Price, less the concession we would typically allow such broker/dealer. See "Distribution of Units-Dealer Concessions."

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined by the Evaluator as follows:

a) On the basis of current market offering prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Trust;

b) If such prices are not available for any of the Securities, on the basis of current market offering prices of comparable bonds;

c) By determining the value of the Securities on the offering side of the market by appraisal; or

d) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities in a Trust will be determined as set forth above, except that bid prices are used instead of offering prices when necessary. The offering price of the Securities may be expected to be greater than the bid price by approximately 1/16 to 1/4 of 1% of the aggregate principal amount of such Securities.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 1.0% of the Public
Offering Price per Unit. Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales                              Additional
per Trust                                Concession
(in millions)
_____________________                    __________

$1 but less than $10                     .05%
$10 or more                              .10%

Dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's or selling agent's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charges on Units sold by such person during such programs. We make these payments out of our own assets, and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trusts differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future relative performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit less any reduction as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see
Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating the Trusts' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses exceed the estimate, the appropriate Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Interest Account of such Trust if funds are available, and then from the Principal Account. The Interest and Principal Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when the Trusts use us (or our affiliates) as agent in buying or selling Securities. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Trusts' registration statements yearly are also now chargeable to the Trusts. Historically, we paid these fees and expenses. First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and will receive the fee set forth under "Fee Table" for providing portfolio supervisory services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include dealers of the Trust.

The fees payable to us, the Portfolio Supervisor and Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services exceed the actual cost of providing such services in such year. The Evaluator will receive a fee of $25 per day per Trust for providing evaluation services to the Trusts.

In addition to a Trust's operating expenses, and those fees described above, each Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the respective Trust. In addition, if there is not enough cash in the Interest or Principal Accounts of a Trust, the Trustee has the power to sell Securities to make cash available to pay these charges, which may result in capital gains or losses to you. See "Tax Status."

The Trusts will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, a Trust will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

Federal Tax Status.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

Each Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (i.e., interest, accruals of original issue discount and market discount, and capital gains, if any) from each Security when such income is considered to be received by a Trust.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of original issue discount, premium and accrued interest, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units or the date the Trust purchases a Security to determine the holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations (for example, in the case of gain attributable to market discount).

Discount, Accrued Interest and Premium.

Some Securities may have been sold with original issue discount. This generally means that the Securities were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. The basis of your Units and of each Security which was issued with original issue discount must be increased as original issue discount accrues.

Some Securities may have been purchased at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Security over the purchase price of the Security (not including unaccrued original issue discount). Market discount can arise based on the price the Trust pays for a Security or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when the Trust receives principal payments on the Security, when the Security is sold or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

Alternatively, some Securities may have been purchased at a premium. Generally, if the tax basis of your pro rata portion of any Security exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize bond premium. If you make this election, you may reduce your interest income received on the Security by the amount of the premium that is amortized and your tax basis will be reduced.

If the price of your Units included accrued interest on a Security, you must include the accrued interest in your tax basis in that Security. When the Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Security.

This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Securities that were issued with original issue discount.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. However, individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you will not be subject to U.S. federal income taxes, including withholding taxes, on interest income or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for Federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of a Trust for:

-  Individual Retirement Accounts,

-  Keogh Plans,

-  Pension funds, and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in these plans, you should consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of interest (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- The amount of interest received by your Trust less deductions for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The dates Securities were sold and the net proceeds received from such sales less deduction for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The Securities held and the number of Units outstanding on the last business day of the calendar year;

- The Redemption Price per Unit on the last business day of the calendar year; and

- The amounts actually distributed during the calendar year from the Interest and Principal Accounts, separately stated.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                      Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any interest received on the Trust's Securities to the Interest Account of the Trust. All other receipts, such as return of capital, are credited to the Principal Account of the Trust.

After deducting the amount of accrued interest the Trustee advanced to us as Unit holder of record as of the First Settlement Date, the Trustee will distribute an amount substantially equal to your pro rata share of the balance of the Interest Account calculated on the basis of one-twelfth of the estimated annual amount of interest received in the Income Account after deducting estimated expenses on or near the Distribution Dates to Unit holders of record on the preceding Distribution Record Date. See "Summary of Essential Information." Because interest is not received by the Trusts at a constant rate throughout the year, the distributions you receive may be more or less than the amount credited to the Interest Account as of the Distribution Record Date. In order to minimize fluctuations in distributions, the Trustee is authorized to advance such amounts as may be necessary to provide distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds in the Interest Account at the next Distribution Record Date. The Trustee will distribute amounts in the Principal Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Principal Account from the sale of Securities designated to meet redemptions of Units or to pay expenses will not be distributed.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding

Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Universal Distribution Option. You may elect to have your principal and interest distributions automatically distributed to any other investment vehicle of which you have an existing account. If you elect this option, the Trustee will notify you of each distribution made pursuant to this option. You may elect to terminate your participation at any time by notifying the Trustee in writing.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing interest will be withdrawn from the Interest Account of the Trust if funds are available for that purpose, or from the Principal Account. All other amounts paid on redemption will be taken from the Principal Account of the Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Distributions."

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Interest and Principal Accounts not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in a Trust; and

3. accrued interest on the Securities.

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolio of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security has defaulted in the payment of principal or interest on the Securities;

- Any action or proceeding seeking to restrain or enjoin the payment of principal or interest on the Securities has been instituted;

- The issuer of the Security has breached a covenant which would affect the payment of principal or interest on the Security, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

-  Such Securities are the subject of an advanced refunding;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

If a Security defaults in the payment of principal or interest and no provision for payment is made, the Trustee must notify us of this fact within 30 days. If we fail to instruct the Trustee whether to sell or hold the Security within 30 days of our being notified, the Trustee may, in its discretion, sell any defaulted Securities and will not be liable for any depreciation or loss incurred thereby.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, except that we may instruct the Trustee to accept such an offer or to take any other action with respect thereto as we may deem proper if the issuer is in default with respect to such Securities or in our written opinion the issuer will likely default in respect to such Securities in the foreseeable future. Any obligations received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Securities originally deposited in a Trust. We may get advice from the Portfolio Supervisor before reaching a decision regarding the receipt of new or exchanged securities or property. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from a Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses. We will maintain a list with the Trustee of which Securities should be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated prior to the Mandatory Termination Date:

-  Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than 10% of the aggregate principal amount of Securities deposited in such Trust during the initial offering period (the "Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of such Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Interest and Principal Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from each Trust any accrued costs, expenses, advances or indemnities provide by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trusts, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is Securities Evaluation Services, Inc. The Evaluator's address is 531 East Roosevelt Road, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trusts.

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Page 23


                             FIRST TRUST(R)

  First Trust U.S. Treasury Securities Portfolio, Short-Term, Series 9
   First Trust U.S. Treasury Securities Portfolio, Short-Intermediate,
                                Series 10
                                 FT 526

                                Sponsor:

                         NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                       THE CHASE MANHATTAN BANK

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-_____) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                              Commission at
                             1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
            Commission's Internet site at http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov

                             April __, 2001

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 24

                            First Trust  (R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 526 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trusts in which you are considering investing.

This Information Supplement is dated April __, 2001. Capitalized terms have been defined in the Prospectus.

                            Table of Contents

Risk Factors
   General                                                     1

Risk Factors

General. The Trusts may consist of Securities which, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the Securities and the value of the underlying Trust portfolio being reduced.

Certain of the Securities in the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount Securities at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued Securities of comparable rating and type. If such interest rates for newly issued comparable Securities increase, the market discount of previously issued Securities will become greater, and if such interest rates for newly issued comparable Securities decline, the market discount of previously issued Securities will be reduced, other things being equal. Investors should also note that the value of Securities purchased at a market discount will increase in value faster than Securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Securities purchased at a market discount will decrease faster than Securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount Securities will be reduced. A discount Security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable Security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities in the Trusts may be original issue discount Securities or zero coupon Securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "Tax Status" in the prospectus. The current value of an original discount Security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Securities approach maturity. The effect of owning deep discount zero coupon Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon Securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Certain of the Securities in the Trusts may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium Securities at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued Securities of comparable rating and type. If such interest rates

Page 1

for newly issued and otherwise comparable Securities decrease, the market premium of previously issued Securities will be increased, and if such interest rates for newly issued comparable Securities increase, the market premium of previously issued Securities will be reduced, other things being equal. The current returns of Securities trading at a market premium are initially higher than the current returns of comparable Securities of a similar type issued at currently prevailing interest rates because premium Securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium Security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Securities have an offering side valuation which represents a premium over par or for original issue discount Securities a premium over the accreted value. To the extent that the Securities were deposited in the Trusts at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium Securities generally pay a higher rate of interest than Securities priced at or below par, the effect of the redemption of premium Securities would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such Securities bears to the total par amount of Securities in the Trusts. Although the actual impact of any such redemptions that may occur will depend upon the specific Securities that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such Securities are eligible for redemption.

Because certain of the Securities may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trusts will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. Certain of the Securities contained in the Trusts may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A Security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a Security issue is redeemed, at or before maturity, by the proceeds of a new Security issue. A Security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Securities are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the Estimated Long-Term Return and the Estimated Current Return on Units of the Trusts. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the Securities have an offering side valuation which represents a premium over par or for original issue discount Securities a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.

The contracts to purchase Securities delivered to the Trustee represent obligations by issuers or dealers to deliver Securities to the Sponsor for deposit in the Trusts. Contracts are typically settled and the Securities delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Securities of the Trusts relating to "when, as and if issued" Securities or other Securities with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit, if any, is indicated in the section for each Trust entitled "Schedule of Investments" in the prospectus. Interest on "when, as and if issued" and delayed delivery Securities begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Securities have not yet been issued, as of the Initial Date of Deposit the Trusts are subject to the risk that the issuers thereof might decide not to proceed with the offering of such Securities or that the delivery of such Securities or the delayed delivery Securities may be delayed. If such Securities or replacement Securities are not acquired by the Trusts or if their delivery is delayed, the Estimated Long-Term Return and the Estimated Current Return shown in the prospectus may be reduced.

Page 2





                           MEMORANDUM

                           Re:  FT 526

     The only difference of consequence (except as described below) between FT 516, which is the current fund, and FT 526, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 516 Prospectuses relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits




                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 526 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 6, 2001.

                           FT 526
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                     Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        April 6, 2001
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**



___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF DELOITTE & TOUCHE LLP

     The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.






                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 526 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1  Copy  of  Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-4

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).



___________________________________
* To be filed by amendment.

                               S-5